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Maurice Blanco maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

November 28, 2023

Re:	Corporación Inmobiliaria Vesta, S.A.B. de C.V. Confidential Submission of the Draft Registration Statement on Form F-1 Submitted November 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), a corporation incorporated under the laws of Mexico, we have confidentially submitted a draft registration statement (“Registration Statement”) on Form F-1 relating to a proposed public offering of the Company’s common shares represented by American depositary shares via EDGAR to the Securities and Exchange Commission for confidential review.

The Company confirms that it will publicly file the Registration Statement and request effectiveness on a date and at a time that is at least 48 hours from such public filing.

Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Maurice Blanco

Maurice Blanco